SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

ID GLOBAL SOLUTIONS CORPORATION
(Name of Issuer)

COMMON STOCK, PAR VALUE $.0001 PER SHARE
(Title of Class of Securities)

45112X107
(CUSIP Number)

Philip Beck
780 Long Beach Blvd.
Long Beach, NY 11561
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 10, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)

CUSIP No. 45112X107	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS: Philip Beck
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY PERSON WITH	7	SOLE VOTING POWER 1,000,000 (1)
	8	SHARED VOTING POWER 21,000,000
	9	SOLE DISPOSITIVE POWER 1,000,000 (1)
	10	SHARED DISPOSITIVE POWER 21,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,000,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AGGREGATE AMOUNT IN ROW (11) 8.10% (2)
14	TYPE OF REPORTING PERSON* Philip Beck: OO

(1) As of the date of the event which requires filing of this Schedule 13D, the Reporting Person beneficially owns 21,000,000 shares of common stock, which includes (i) 1,000,000 shares of common stock held directly by the Reporting Person and (ii) a common stock option to acquire 20,000,000 shares of common stock at $0.05 per share held by Parity Labs, LLC. Mr. Beck is an officer and principal of Parity Labs, LLC and he may be deemed the beneficial owner of the shares held by such entity.

(2) Percentage of class calculated based on an aggregate of 238,205,539 shares issued and outstanding, after giving effect to the transactions described in Item 4 of this Schedule 13D.

Item 1. Security and Issuer.

This Schedule 13D relates to the Common Stock, par value $0.0001 per share (the “Common Stock”), of ID Global Solutions Corporation, a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 160 East Lake Brantley Drive, Longwood, Florida 32779.

Item 2. Identity and Background.

This statement is being filed by and on behalf of Philip Beck (“Reporting Person”).

The address of the principal office of the Reporting Person is 780 Long Beach Road, Long Beach, NY 11561.

Reporting Person is principally involved in the business of consulting.

Reporting Person is a citizen of the United States.

Reporting Person is an accredited investor.

During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On August 10, 2016, the Issuer entered into that certain Letter Agreement with the Parity Labs, LLC ("Parity Labs"), an entity controlled by the Reporting Person, to amend the compensation section of that certain Advisory Agreement previously entered into between Issuer and Parity Labs on November 16, 2015 for the provision of strategic advisory services, to provide for the issuance to Parity Labs of a common stock option (the "Option") to acquire 20,000,000 shares of common stock of Issuer exercisable at $0.05 per share for a period of ten years. The Option vests as to 10,000,000 shares of common stock immediately and then in 12 equal tranches of 833,333 shares per month commencing on September 1, 2016. In addition, the Reporting Person acquired 1,000,000 shares of common stock at a per share price of $0.05 per share on August 10, 2016.

The issuances of the above securities were made in reliance upon exemptions from registration pursuant to section 4(2) under the Securities Act of 1933 and/or Rule 506 promulgated under Regulation D thereunder. The Reporting Person is an accredited investor as defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933.

The Reporting Person did not acquire beneficial ownership of the shares of common stock with borrowed funds.

The Reporting Person did not acquire beneficial ownership of any securities with borrowed funds.

Item 4. Purpose of Transaction.

The Reporting Person has acquired the securities of the Issuer for investment purposes, and such purchases have been made in the Reporting Person’s ordinary course of business.

Item 5. Interest in Securities of the Issuer.

As of August 10, 2016, the Reporting Person beneficially owned an aggregate of 21,000,000 or 8.8% of Issuer’s common stock.

Except as described in this Schedule 13D, the Reporting Person has not effectuated any other transactions involving the securities in the last 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description of Exhibit

4.1	Stock Option issued to Parity Labs, LLC (1)

24.1	Power of Attorney

(1) Incorporated by reference to the Form 8-K Current Report filed August 16, 2016

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

November 22, 2016	/s/ Stephen M. Fleming
Stephen M. Fleming
Attorney in Fact

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